UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INDEPENDENCE BANCSHARES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45338E 10 7
(CUSIP Number)

Martha L. Long, Principal Financial Officer
c/o Independence Bancshares, Inc.
500 East Washington Street
Greenville, South Carolina 29601
864-672-1776
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 14, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45338E 10 7

1	NAMES OF REPORTING PERSONS

Robert B. Willumstad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) □
(b) □

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			□

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

		7	SOLE VOTING POWER 2,234,375*

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	8	SHARED VOTING POWER 0

		9	SOLE DISPOSITIVE POWER 2,234,375*

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,234,375*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			□

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%**

14	TYPE OF REPORTING PERSON (See Instructions)

IN

* See Item 3. Represents (i) 1,250,000 shares of the Issuer’s Common Stock issued on December 31, 2012, (ii) 312,500 shares of the Issuer’s Common Stock that are issuable upon the conversion of 250 shares of the Issuer’s Preferred Stock, Series A, issued to reporting person on May 14, 2015, (iii) 671,875 shares of the Issuer’s Common Stock that the reporting person has or will have the right to acquire within 60 days of the date hereof pursuant to vested stock options.

** Based on information provided by the Issuer, the percent of class calculation assumes 21,487,135 shares of Common Stock of the Issuer outstanding as of May 14, 2015 as calculated in accordance with Rule 13d-3(d)(1) under the Act, which assumes (i) the conversion of the Preferred Stock, Series A issued to the reporting person as reported herein but not the conversion of any other shares of Preferred Stock, Series A issued to other parties in the private placement transaction described in Item 3, and (ii) exercise of the vested stock options to purchase 671,875 shares of the Issuer’s Common Stock but not the exercise of any other vested stock option held by other parties. Based on information provided by the Issuer, on an as-converted basis assuming (i) the conversion of all Preferred Stock, Series A issued in such private placement and (ii) exercise of the vested stock options to purchase 671,875 shares of the Issuer’s Common Stock but not the exercise of any other vested stock option held by other parties, the shares reported herein would represent 7.0% of the Issuer’s Common Stock.

Explanatory Note

This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2013 (the “Schedule 13D”) by Robert B. Willumstad. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the initial Schedule 13D.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

On December 31, 2012, Mr. Willumstad purchased 1,250,000 shares of Common Stock of the Company in a private offering for a total of $1,562,500 in cash. The shares of Common Stock were purchased by Mr. Willumstad with personal funds.

On March 27, 2013, the Company’s Board of Directors granted to Mr. Willumstad an option to purchase 725,000 shares of Common Stock of the Company at a purchase price of $0.80 per share of Common Stock. The option vested immediately with respect to 181,250 shares, or 25% of the total shares available under the option, and the remaining 543,750 shares, or 75% of the total shares available under the option, were to vest ratably every six months, beginning June 30, 2013, provided that a certain performance condition with respect to the Company was satisfied. If this performance condition was not satisfied prior to the applicable vesting date, then no shares would vest on such vesting date, and then upon the date that the performance condition was satisfied, all shares that would have otherwise vested would immediately vest. The performance condition was satisfied on August 22, 2014, at which point the option immediately vested with respect to 271,875 shares, in addition to the 181,250 shares that were vested on the grant date. An additional 90,625 shares subsequently vested on December 31, 2014 and June 30, 2015. As of the date hereof, Mr. Willumstad has not exercised the option with respect to the 634,375 vested shares, and the option remains unvested with respect to 90,625 shares. Any shares of Common Stock to be purchased by exercising the option shall be purchased by Mr. Willumstad with personal funds.

On May 14, 2015, the Company’s Board of Directors granted to Mr. Willumstad an option to purchase 37,500 shares of Common Stock of the Company at a purchase price of $0.65 per share of Common Stock. The option vested immediately with respect to the full 37,500 shares available under the option, and as of the date hereof, Mr. Willumstad has not exercised the option with respect to the 37,500 vested shares. Any shares of Common Stock to be purchased by exercising the option shall be purchased by Mr. Willumstad with personal funds.

On May 14, 2015, Mr. Willumstad purchased 250 shares of the Company’s convertible preferred stock, Series A (the “Series A Preferred Stock”) in a private offering for a total of $250,000 in cash. The shares of Series A Preferred Stock purchased by Mr. Willumstad are convertible into 312,500 shares of the Company’s Common Stock at Mr. Willumstad’s option, subject to the terms of the Series A Preferred Stock. The shares of Series A Preferred Stock were purchased by Mr. Willumstad with personal funds.

Item 4. Purpose of Transaction

The disclosure provided in Items 1 and 3 of this Schedule 13D is incorporated into this Item 4 by reference. Mr. Willumstad does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b) As of June 30, 2015, the Company had 20,502,760 shares of Common Stock issued and outstanding. Mr. Willumstad possesses sole voting and dispositive power and beneficially owns 2,234,375 shares of the Common Stock, representing 10.4% of the outstanding Common Stock.

(c) The only transactions effected by the Reporting Person in shares of Common Stock or securities convertible into, or exercisable or exchangeable for, Common Stock, within the past 60 days are described in Item 3 of this Schedule 13D.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2015

/s/ Robert B. Willumstad
Robert B. Willumstad